
Mail Stop 4720

February 23, 2010

By U.S. Mail and facsimile to 1-540-886-6273

R. Jerry Giles
Senior Vice President and Chief Financial Officer
Community Financial Corporation
38 North Central Avenue
Staunton, Virginia 24401

> **Re:** **Community Financial Corporation**
> **Form 10-K for the Fiscal Year Ended March 31, 2009**
> **Form 10-Q for the Period ended June 30, 2009**
> **Form 10-Q for the Period ended September 30, 2009**
> **Form 10-Q for the Period ended December 31, 2009**
> **File No. 000-18265**

Dear Mr. Giles:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2009

Financial Statements

Note 1, Securities, page 65

1. We note the amortized cost basis of the Company's available for sale equity securities decreased $11.5 million or 98% to $207,000 as of March 31, 2009 as compared to $11.7 million as of March 31, 2008. Although we note some discussion in the MD&A we do not note any disclosures in the financial statements related to this significant charge. Please provide us with your proposed footnote disclosure to be included in future filings that explains the reasons for this material decrease in your investment portfolio as it relates to the $11.5 million securities impairment charge recorded in 2009 that resulted in a pre-tax loss of $9.6 million for that year. Consider providing in your response and proposed disclosure the following information:

   • Discuss the nature and timing of the specific events that resulted in the impairment charge, and the methodology and authoritative accounting literature you relied on to determine the amount and timing of the other-than temporary impairment charge.

   • Discuss how the "Securities impairment" deferred tax asset of $4.4 million recorded in 2009 was determined considering it is 59% of total net deferred tax assets of $7.5 million as stated in Note 8, Income Taxes on page 78. Refer in your response to the following:

      o Form 8-K filed on September 12, 2008 stated no tax benefit was expected to be realized as a result of this non-cash impairment charge

      o Note 10, Subsequent Events, on page 11 of the September 30, 2008 10-Q stated the impairment charge would result in a tax benefit based on the Emergency Economic Stabilization Act passed by Congress.

   • Discuss the impact of the impairment charge on your compliance with regulatory capital requirements and on compliance with loan covenants. Refer in your response to the following disclosure:

      o Form 8-K filed on September 12, 2008 that states due to this charge you fall below the "well capitalized" regulatory capital category and would be in non-compliance with certain loan covenants on a $5 million line of credit of which $1.5 million had been drawn down.

> o Tell us where you have disclosed in the notes to the financial statements the repayment terms of the $5 million line of credit, the total amount of fund used and any temporary or permanent waivers by the lender with respect to violations of loan covenants. We note that Note 8, Borrowings does not appear to include any information regarding this line of credit.

Note 5, Fair Value Measurements, page 71

2. We refer to the "Impaired Loans" section on page 72 that describes the valuation techniques use to measure the fair value of collateral-dependent impaired loans. We note you consider the fair value as Level 3 inputs for loans collateralized by real estate properties if their appraisal is over two years old. Please tell us and in future filings provide the following information regarding your basis for this valuation methodology:

   - Disclose the portion of the $7.9 million of impaired loans measured using Level 3 inputs that were based on appraisals over two years old.

   - State what specific factors, that are not within the Company's control, have resulted in the Company not being able to obtain more recent appraisals, preferably on a quarterly basis, to determine the fair value of these properties.

   - Discuss the valuation methodology used to determine recent updated fair values of the properties that have appraisals over two years old.

Form 10-Q for the period ended December 31, 2009

Note 10, Loans Receivable, Net, page 14

3. We note the "Financial Condition" section of MD&A on page 19 states non-performing assets increased $6.6 million or 73% to $15.6 million or 2.89% of total assets as of December 31, 2009 compared to $9.0 million or 1.75% of total assets as of March 31, 2009. We also note the allowance for loan losses increased $1.1 million or 18% to $7.1 million as of December 31, 2009 compared to $6 million as of March 31, 2009. Please tell us and in future filings provide the following information regarding your methodology for determining the allowance for loan losses:

   - Discuss how you determined that during the nine months ended December 31, 2009, the change in the allowance for loan losses was directionally consistent with changes in underlying loan portfolio considering the coverage of the allowance to nonperforming assets decreased to 45.57% as of December 31, 2009 compared to 66.43% as of March 31, 2009 and non-performing assets increased 73% during the period.

- Explain your basis for excluding from impaired loans of $9.2 million and $9.8 million as of December 31, 2009 and March 31, 2009, respectively, related nonaccrual loans totaling $3.8 million and $3.1 million for these periods, and how this exclusion has affected your evaluation of the allowance for loan losses.

4. We note the "Provision for Loan Losses" section of MD&A on page 21 states you provide valuation allowances for anticipated losses on loans when management determines a significant decline in the value of the collateral has occurred. Please tell us and discuss in future filings how the following factors have affected your timing of the recognition of impairments to collateral dependent loans:

- The "Impaired Loans" section of Note 5, Fair Value Measurements on page 72 of the March 31, 2009 10-K states you determine the fair value of collateral dependent loans as Level 3 inputs if the appraisal of related real estate collateral is over two years old.

- Level 3 impaired loans were $7.1 million and $7.9 million as of December 31, 2009 and March 31, 2009, equal to 77% and 81% of total impaired loans of $9.2 million and $9.8 million for these respective periods. Note 9, Fair Value Measurements of the December 31, 2009 10-Q.

- Revise your accounting policies disclosure to state if the Company obtains updated quarterly appraisals for determining impairments on collateral dependent loans or describe in detail any alternative fair valuation methodologies used if quarterly appraisals are not readily available.

- Discuss how you determine the timing of charge-offs of loans that do not have recent appraisals available.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please

Mr. R. Jerry Giles
Community Financial Corporation
February 23, 2010
Page 5

understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames, Senior Staff Accountant, at (202) 551-3447 or me at (202) 551-3423 if your have any questions regarding these comments.

Sincerely,

Amit Pande
Accounting Branch Chief